EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

September 10, 2014.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on September 10, 2014.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 366-2221.

9.	Date of Report

September 19, 2014.

Schedule “A”

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources Acquires Key Tender License at its Turkish
Karaburun Project

Toronto, Canada – September 10, 2014 - Gentor Resources Inc. (“Gentor”or the “Company”) (TSX-V – “GNT”) has achieved a major goal in gaining legal license coverage of the entire mineralised package hosting the Karaburun metasediment hosted VMS (volcanogenic massive sulphide) system in forest terrain about 17 kilometres northwest of the town of Boyabat in the Sinop District of the Black Sea region, northern central Turkey (Figure 1). In the coming months, Gentor intends to ground-truth and drill test priority gossan/VMS targets, once the required forestry permits are finalised.

In the recent Government tender process for mineral licences in the Sinop District in northern Turkey, Gentor successfully bid for an area covering the remaining portion of the Karaburun VMS (volcanogenic massive sulphide) project, the southern part of which is already held by the Company under an existing Turkish joint venture agreement. In a December 18, 2013 press release, Gentor announced that it has outlined a 2.5 kilometre long gossanous, Besshi-style VMS mineralised system within Mesozoic Ophiolite-related mafic volcaniclastics and metapelites, similar in both age and character to the Hanönü copper deposit, some 11 kilometres to the northwest.

Acquisition of New License

The new licence, acquired by Gentor as a result of a Government tender process, covers an area of over 18 km2 and hosts 80% of the extensive gossan outcrop defining this significant mineralised system (Figures 2 and 3).  Work on the southern joint venture agreement area, and more recently in the northern license area, confirms widespread copper and zinc anomalism in initial hand-held XRF measurement of stream sediment and soil geochemical samples (Figure 4), over outcropping and shallow depth continuations of gossan.

Exploration Review

Rock and soil geochemical results collected by Gentor at Karaburun have defined widespread Cu-Zn-Ag-Au and Co anomalism coincident with numerous stacked stratigraphic mineralised gossan horizons - numbered Main and 1 to 8.  Mapping along 200 metre spaced N-S oriented soil geochemical profiles has confirmed and refined the anomalism in relation to the positions of insitu ironstone gossans and their down-slope boulder trains (Figure 2 and 3).  This data highlights the stratigraphically lower eastern end Main Lode as Cu-rich (+500 ppm Cu) and the central portion (No. 6/7 lodes) as Zn-rich (+250 ppm Zn), whereas the upper western lodes exhibit a more polymetallic Cu-Au-Ag rich signature.

Stream sediment sampling with portable XRF analysis conducted within the Sevlik Creek drainage encompassing the VMS system, highlights the anomalous copper and zinc geochemistry for several kilometres below the gossans and within the exposed system, against a low background elsewhere in footwall and hanging wall zones (Figure 3 and 4).  Several anomalous drainages outside the main gossan zones suggest there remains potential for more mineralisation in the new license area and further mapping and geochemistry is planned to outline this potential.

Gossans

It is considered that the easterly trending ironstone gossans are essentially stratabound, generally conformable with the gently folded Bekirli Formation stratigraphy and occur in a mixed but dominantly chloritic mafic volcaniclastic hanging wall package, with interbedded pelitic schists that appear more prominent in the footwall sequence to the north.

Stratigraphically the No. 6 & 7 gossans and the Main Zone equate along strike, separated only by erosion of the gossan and potentially at least one NE trending fault (Figure 3).  Gossans No. 4-5 lie at a slightly higher position above a pelitic unit and below a hanging wall volcaniclastic unit; whereas the upper gossans No. 1-3 are higher again within mixed pelites and volcaniclastics, but below the main hanging wall volcaniclastic unit.  Given that the sequence continues to dip southwards within the joint venture tenement and a broad synformal structure is mapped south of Karaburun village, it is likely the mineralised position may repeat further south in the tenement where limited mapping has yet been undertaken.

The Main Zone exhibits heavily leached ironstone gossan above exposed massive sulphides and siliceous pyritic and chloritic volcaniclastics over 300 metres at creek level in waterfall terrain, with minor old workings containing copper silicates.  Local tight isoclinal and chevron fold structures in the mineralised sericite-pyritic schists and phyllites together with quartz-rich lenses within the 50-75 metre thick Main Lode, suggest that deformation was focussed in these weaker units compared to the more competent interbedded volcaniclastics and enclosed massive sulphides.  Gossan breccia and minor quartz vein stringer zones in chloritised volcaniclastics along strike to the east of the Main Zone indicate the presence of a localised footwall feeder to this system.

The impressive size of the exposed VMS system, its polymetallic signature and multiple stratabound lenticular nature, is characteristic of Besshi-style deposits worldwide, for example, Windy Craggy, British Columbia, Canada.  Given the fact that similar copper deposits at the Kure mine and Hanonu also occur in this Central Pontide region of northern Turkey, Gentor believes that Karaburun has significant resource potential.  An initial 2,100 metre diamond drilling program in planned after forestry permit approvals and access road construction. Additional information with respect to the Karaburun project is included on the Gentor website (www.gentorresources.com).

Extension of the Buy-out Clause on Joint Venture License

Gentor has successfully extended its Karaburun joint venture buy-out clause, which is now valid until December 31, 2015. The Company has established good working relations with its Turkish partner to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun.

Summary

Gentor has now acquired title and buyout rights to the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit.  Preliminary exploration by Gentor of this impressive gossan/VMS system has shown that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun’s extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor is keen to conduct early drilling on Karaburun.

Qualified Person

The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), a director of Gentor and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

All soil and rock samples were placed in sealed bags by Company geologists and sent to the ALS-Chemex Laboratory (which is independent of the Company) in Izmir, Turkey where the samples were prepared and analysed for gold by fire assay using a 30g charge and for 41 elements by ICP. The rock samples were crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. The soil and stream sediment samples were sieved to minus 2 mm before analysis. As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks are being used.

The Company made extensive use of a hand-held XRF instrument in the field during reconnaissance and follow-up rock, soil and stream sediment surveys. At each locality, mean of 3 readings were recorded. Some of the selected samples were re-analysed by the same instrument in more controlled office environment together with measurements on internationally recognised standard rock samples.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper  markets and equity markets, political developments in Turkey, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 30, 2014 relating to the year ended December 31, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Figure 1 - Mines and Infrastructure in Sinop-Kastamonu Region

B L A C K S E A
SİNOP
Karaburun VMS
KASTAMONU
SAMSUN
AMASYA
ÇORUM
ÇANKIRI
TOKAT
LEGEND
Highway
Railway
City
Town
Major Port
Airport
Mine
Copper Smelter
N
W
E
S
Turkey

Figure 2 - Karaburun Project Location and Prospective Geology

UTM ED50
zone 36
627,000
628,000
629,000
630,000
631,000
632,000
633,000
634,000
635,000
636,000
637,000
638,000
4,603,000
4,602,000
4,601,000
4,600,000
4,599,000
4,598,000
4,597,000
E3314507
GENTOR LICENSE
E3168840
GENTOR JV
Gentor License
Gentor JV
Village
Hill & Mountain
Plateu
Drainage
Track
Highway
Road
Powerline
Massive Sulphide
Gossan
Volcanoclastic & Pelitic Schist Mixture
Ultramafic Unit
Limestone
0
2000m
N
W
E
S

Figure 3 - Gossans and their Cu content

632250
632500
632750
633000
633250
633500
633750
634000
634250
634500
4600750
4600500
4600250
4600000
4599750
4599500
Main
Gentor License
Gentor JV
Slags
Kocadam Ridge
Rock Geochemistry
Cu - ALS Laboratory
ppm
5001 to 10000
1001 to 5000
0 to 1000
Cu - Portable XRF Insitu
ppm
5001 to 100000
1001 to 5000
0 to 1000
Massive Sulphide
Gossan No 1-8
Pelitic Schist, Volcanoclastic Mixture
Pelitic Schist
Hangingwall Volcanoclastic
Footwall Volcanoclastic
Drainage
Track
Accesstruck
License Boundary
N
W
E
S
0
500m

Figure 4 - Cu-Zn readings from Stream Sediment Survey

Gentor License
Gentor JV
Stream Sediment Survey
(Using Portable XRF)
Cu
Zn
(ppm)
Sample Point
Massive Sulphide
Gossan No 1-8
Pelitic Schist
Footwall Volcanoclastic
Drainage
Road
Track
Powerline
Village
Hill
N
W
E
S